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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22371

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21   AND ENDING 12/31/21
                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Oscar Gruss & Son Incorporated**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 East 53rd Street, 17th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Danielle Landau	(212) 419-4005	dlandau@oscargruss.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mazars USA LLP
(Name – if individual, state last, first, and middle name)

60 Crossways Park Drive West, Suite 301	Woodbury	New York	11797
(Address)	(City)	(State)	(Zip Code)

October 8, 2003	339
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Danielle Landau _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Oscar Gruss & Son Incorporated _____, as of 12/31 _____, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARIETTA CIRILLO
Commissioner of Deeds
City of New York-No. 5-1341
Qualified in Richmond County
Commission Expires 10/1/2023

Marietta Cirillo
Notary Public

Signature: *Danielle Landau*

Title:
Chief Financial Officer, Chief Compliance Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Oscar Gruss & Son Incorporated

(A Wholly Owned Subsidiary of Makor Partners Limited)

Statement of Financial Condition

As of December 31, 2021

Oscar Gruss & Son Incorporated
(A Wholly Owned Subsidiary of Makor Partners Limited)

CONTENTS

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Directors and Stockholder of
Oscar Gruss & Son Incorporated

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Oscar Gruss & Son Incorporated, (the "Company"), as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company, as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

Mazars USA LLP

Woodbury, NY
March 31, 2022

Oscar Gruss & Son Incorporated
(A Wholly Owned Subsidiary of Makor Partners Limited)

Statement of Financial Condition
December 31, 2021

ASSETS

Cash and cash equivalents	$ 2,581,763
Restricted cash	317,325
Due from clearing broker, including clearing deposit of $2,064,004	3,701,966
Commission receivable from other broker-dealers and customers, including an allowance for commission receivable of $145,000	2,896,947
Property and equipment, net	216,090
Right of use asset	3,012,469
Due from affiliates	2,042,255
Income taxes receivable	48,340
Deferred tax assets	288,605
Other assets	220,717
Total assets	**$ 15,326,477**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued compensation payable	$ 3,031,090
Accounts payable and accrued expenses	1,207,080
Due to affiliates	998,482
Lease liabilities	3,273,796
Subordinated borrowings	3,000,000
Total liabilities	**11,510,448**
Stockholder's Equity:	
Common stock - no par value; authorized 20,000 shares, issued and outstanding 16,536 shares	433,931
Additional paid in capital	3,074,980
Retained earnings	307,118
Total stockholder's equity	**3,816,029**
Total liabilities and stockholder's equity	**$ 15,326,477**

See Notes to Financial Statement.

Note 1.   Operations and Principal Business Activity

Organization: Oscar Gruss & Son Incorporated (the "Company") is wholly owned by Makor Partners Limited (the "Parent"), and is registered with the Securities and Exchange Commission (the "SEC") as an introducing broker-dealer and is a member of various exchanges and associations, including the Financial Industry Regulatory Authority, Inc. ("FINRA"), National Futures Association ("NFA"), and the Securities Investor Protection Corporation ("SIPC"). The Company's transactions are executed with, and on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans and other financial institutions.

Operations: As an introducing broker-dealer, the Company provides services for the purchases and sales of securities. Most transactions are cleared on a fully disclosed basis through an independent broker-dealer. The Company pays this broker-dealer various charges and fees for clearing services provided. All customer-related balances are carried on the books of the clearing broker. The Company carries no customer accounts and does not hold funds or securities for, or owe money or securities to, customers. In the event a customer is unable to fulfill its contractual obligation to the clearing broker, the Company may be exposed to off-balance-sheet risk (refer to Note 3). The Company is engaged in a line of business as a securities broker-dealer in riskless principal transactions.

The Company generates commission revenue through option executions. Similar to equities, the Company provides services for the purchases and sales of derivatives securities. These transactions are directed to the customers' prime broker for clearing services. The Company charges a commission for each of these executions. These customers are invoiced monthly.

Additional income is earned from the Company's research. This line of income is for research services and access to the Company's research database. Customers are invoiced on a monthly or quarterly basis.

The Company operates with a commission sharing agreement with one of its affiliates. This commission sharing agreement is for several securities products such as equities, derivatives, fixed income, foreign exchange currency and interest rate swaps. The Company invoices the affiliate monthly for this commission sharing per the agreement.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3-3 of the Securities Exchange Act of 1934, and is claiming an exemption from this rule.

The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and

Oscar Gruss & Son Incorporated
(A Wholly Owned Subsidiary of Makor Partners Limited)

Notes to Financial Statement

Note 1.   Operations and Principal Business Activity (continued)

preserves all related books and records as are customarily kept by a clearing broker-dealer.

Branch Offices: The Company currently has four branch office locations. The main office of supervisory jurisdiction is located in New York. This branch operates as the hub with all lines of business operations generating out of this location as well as serving as the main supervisory office for all branches.

The Company has a branch office in Ramat Gan, Israel. This branch operates as the introducing broker-dealer for transactions and customers located primarily in Israel. The Company has a branch office in Dallas, Texas. This branch functions exclusively as a research facility with no transactions being generated.

Note 2.   Summary of Significant Accounting Policies

Basis of Presentation: The Company follows accounting principles generally accepted in the United States of America ("U.S. GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment: Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Cash and Cash Equivalents: The Company maintains cash in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant financial risk. At December 31, 2021, the amount in excess of federally insured limits was approximately $2,659,000. The Company's cash equivalents are highly liquid investments with an original maturity of three months or less as of acquisition.

Revenue and Expense Recognition: The Company complies with ASC 606, "Revenue from Contracts with Customers" which provides guidance on the recognition of revenue from customers.

Notes to Financial Statement

Note 2.   Summary of Significant Accounting Policies (continued)

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Equity and credit research fees are paid to the Company for providing equity and credit research. Revenue is recognized once an arrangement exists and access to research has been provided, which is the point in time when the Company believes that the performance obligation is satisfied. The Company had research income receivable of approximately $288,000 at December 31, 2021, which is included in other assets on the accompanying statement of financial condition.

Foreign Currency: Gains or losses resulting from foreign currency transactions are included in commission revenue in the statement of operations. Commission revenue and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

Income Taxes: The Company's provision for income taxes is based on all items included in income as reported for financial statement purposes. In accordance with U.S. GAAP, uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are sustainable when potentially challenged by the applicable tax authority. Tax positions deemed potentially unsustainable would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2021, management has determined that there are no uncertain tax positions.

Deferred Taxes: Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in deferred tax assets and liabilities. Valuation allowances are established, if necessary, to reduce the deferred tax assets to their estimated net realizable value.

Note 2.   Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments: At December 31, 2021, the carrying value of the Company's financial instruments, such as cash and cash equivalents, due from clearing broker, commission receivable from other broker-dealers and customers, accounts payable, accrued expenses and loan payable approximate their fair values due to the nature of their short term maturities.

Recently Issued Accounting Pronouncements:

In August 2014, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses, (Topic 326): Measurement of Credit Losses on Financial Instruments which updated the accounting standards related to account for credit losses on certain types of financial instruments, including loans and debt securities. For short-term account receivables, the new guidance requires a current expected credit loss (CECL) approach to determine the allowance for credit losses. CECL requires loss estimates for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts. The update requires an entity to estimate the credit losses expected over the life of the asset. The estimate of the expected credit losses and subsequent changes in the estimate is reported in current period earnings and recorded through an allowance for credit losses on the balance sheet.

Leases: Effective January 1, 2019, the Company adopted ASC Topic 842, Leases ("ASC 842"). The new guidance increases transparency by requiring the recognition of right to use assets and lease liabilities on the statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous U.S. GAAP requirement, which did not require lease assets and lease liabilities to be recognized for most operating leases.

The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lease, have not significantly changed from previous U.S. GAAP requirements.

On October 1, 2020, the Company entered into a new lease. In applying ASC 842, the Company made an accounting policy election not to recognize the right of use assets and lease liabilities relating to short-term leases. Implementation of ASC 842 included an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of the right to use assets and lease liabilities, which required subjective assessment over the determination of the associated discount rates to apply in determining the lease liabilities.

The new lease falling under ASC 842 resulted in the recording of operating lease right of use assets and operating lease liabilities of approximately $3,563,000 at October 1, 2020.

Oscar Gruss & Son Incorporated
(A Wholly Owned Subsidiary of Makor Partners Limited)

Notes to Financial Statement

Note 2.   Summary of Significant Accounting Policies (continued)

The Company determines if an arrangement is or contains a lease at inception. The Company's operating lease arrangement are comprised of real estate and facility leases. Right of use assets represent the Company's right to use the underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right of use assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the measurement date in determining the present value of the lease payments. The present value of the lease payments was determined using a 4.25% incremental borrowing rate. Right of use assets also exclude lease incentives.

Note 3.   Due From Clearing Brokers

The clearing and depository operations for the Company's security transactions are provided by brokers pursuant to clearance agreements. At December 31, 2021, the receivables from the clearing broker represent a cash deposit of $2,064,004 maintained at the clearing broker and commissions receivable earned of approximately $1,638,000 as an introducing broker for the transactions of its customers.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2021, no material amounts were owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions. In the normal course of business, introduced customers maintain debit balances with the clearing broker. At December 31, 2021, these balances were fully collateralized by securities owned by the customers.

Note 4.   Property and Equipment

Property and equipment, at cost, consists of the following:

Computers and equipment	$	356,263
Furniture and fixtures		21,934
Leasehold improvements		82,121
		460,318
Less accumulated depreciation and amortization		244,228
Property and equipment, net	$	216,090

Note 5.   Loan Payable / Paycheck Protection Program

On April 30, 2020, the Company obtained a loan of $888,465 from JP Morgan Chase Bank under the Paycheck Protection Program (the "PPP") created by the Coronavirus Aid, Relief and Economic Security Act ("CARES") Act. Borrowers under the PPP may apply to have their loans forgiven if they use the proceeds of the loan to fund payroll, rent, and utilities costs incurred or paid during the covered period following the date the loan was funded. The Company applied and received a forgiveness decision from JP Morgan Chase Bank on their loan on September 22, 2021. The Company reduced the liability on the accompanying statement of financial condition.

Note 6.   Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to the claims of general creditors have been approved by FINRA for inclusion in computing the Company's net capital pursuant to the SEC Uniform Net Capital Rule. The $3,000,000 10% subordinated loan matures on December 31, 2023.

Subordinated debt can be withdrawn by the lender at the stated maturity date or can be accelerated upon six months' notice. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

Note 7.   Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1.

The Company has elected to compute its net capital under the alternative method. This rule requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000, or an amount based on the number of and price of underlying securities in which it makes a market.

Net capital changes from day to day. At December 31, 2021, the Company had net capital of $1,374,595, which was $1,124,595 in excess of the minimum net capital requirement of $250,000.

The Company is also subject to the Commodity Futures Trading Commission ("CFTC") minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2021, the Company's net capital for purposes of reporting to the CFTC is the same as described in the preceding paragraph.

Note 8.   Profit-Sharing Plan

The Company maintains a profit-sharing plan (the "Plan") qualified under Section 401(k) of the Internal Revenue Code (the "Code") covering substantially all full-time, salaried employees. Covered employees are permitted, within limitations imposed by the Code, to make pretax and post-tax contributions to the Plan pursuant to salary reduction agreements. The Plan is noncontributory.

Note 9.   Indemnifications and Uncertainties

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

In early 2020, an outbreak of a novel strain of coronavirus (COVID-19) emerged globally resulting in an overall decline in economic activity. The Company has taken several measures to monitor and mitigate the effects of COVID-19. At this stage, the impact on our business and results has not been significant and based on our experience to date we expect this to remain the case.

Note 10. Contingencies

In the normal course of business, the Company has been named as defendant in two matters. The first matter, the plaintiff represents customers related to a former business line that took place in a foreign jurisdiction. The second matter, the plaintiff is a former employee claiming termination due to discrimination. After consultation with legal counsel, Management of the Company believes that there is a reasonable possibility that the resolution of these matters will occur with a settlement. For both matters an accrual for the estimate of the possible loss in the amount of $200,000 is included on the accompanying Statement of Financial Condition.

Note 11.   Income Tax Expense

In 2021, the Company recorded net deferred tax assets related to the tax effect of the book to tax timing differences for depreciation, rent, compensation and New York State and New York City net operating loss carryforwards.

Deferred tax assets at December 31, 2021 are summarized as follow:

Deferred Tax Asset		
Federal	$	262,724
State and city		25,881
Total deferred tax asset	$	288,605

Note 12.   Related-Party Transactions

The Company earned commission income from Makor Securities London Limited ("Makor"), an affiliate, relating to transactions with the affiliate. These transactions include FX transactions, European equities, derivatives, interest rate swaps and fixed income. Additionally, the Company executes transactions for Makor per an agreement.

The Company has an agreement with Makor for FX consulting services. Makor collects the commissions on behalf of the Company from the FX clearing broker. The Company had a payable due to the affiliate relating to the introducing broker fees, commission sharing, and consulting services transactions of approximately $685,000 at December 31, 2021.

The Company paid expenses on behalf of Enigma Securities LLC ("Enigma"), an affiliate. As a result, the Company had a receivable due from the affiliate of approximately $640,000 at December 31, 2021.

The Company has an agreement with Makor OG Limited (the "Branch"), an affiliate, based on a commission allocation calculation of revenues generated by the Branch. At December 31, 2021, the Company had an amount due to the affiliate of approximately $279,000, for the related transactions.

The Company utilizes the administrative services of Makor Capital Limited, ("Makor Capital"), an affiliate. These services include but are not limited to consulting for back office and administrative functions, access to the database portal, and data lines. Makor Capital invoices the Company for these services. At December 31, 2021, the Company had an amount due to the affiliate of approximately $35,000, for the above related transactions.

From time to time the Company loans funds to Makor Partners Limited ("Makor Partners"), the parent company. At December 31, 2021, the Company had a receivable due from Makor Partners of approximately $1,367,000.

The Company has an expense sharing agreement in place with Churchill Capital USA, Inc,("Churchill") an affiliate. At December 31, 2021, the Company had a receivable due from Churchill of $34,800, related to this agreement.

In 2018, the Company contracted with a related party to develop a computer software database, and the maintenance of that software database. The Company has an amount of $202,500 payable to this affiliate, and is included in the accounts payable and accrued expenses on the accompanying statement of financial condition at December 31, 2021.

Note 13.   Leases

The Company entered into an operating lease for its New York office facility which commenced on October 1, 2020 and expires October 31, 2027. The Company obtained

Oscar Gruss & Son Incorporated
(A Wholly Owned Subsidiary of Makor Partners Limited)

Notes to Financial Statement

Note 13.　　Leases (continued)

a letter of credit from a bank of approximately $317,000 for the rent security deposit. This letter of credit is guaranteed by the money market cash balances of the Company held with its bank and is reflected as restricted cash on the accompanying statement of financial condition.

A lease liability is included on the statement of financial condition for approximately $3,274,000 and the corresponding right of use asset is approximately $3,012,000, included on the statement of financial condition.

The maturities of the outstanding lease liability at December 31, 2021, are as follows:

Year ending December 31:	
2022	634,650
2023	634,650
2024	634,650
2025	634,650
2026	634,650
Thereafter	528,875
Discount to present value	(428,329)
Lease liability	$ 3,273,796

As of December 31, 2021, the weighted average remaining lease term is 70 months and the weighted average discount rate is 4.25%.

Note 14.　　Subsequent Events

The financial statements were approved by management and available for issuance on March 31, 2022. Subsequent events have been evaluated through this date.